Commencement of Tender Offer for Class B Shares

We are pleased to advise you that today, May 17th, Journal Communications commenced the tender offer previously announced. Tender offer documents have been mailed to each Class B shareholder. You may also access the documents on the SEC website (sec.gov) or on the Journal Communications website (jc.com/investors).

The tender offer will expire at 9 a.m. (New York City time) on Tuesday, June 15, 2004, unless extended by the company.

Please contact Bob Dye, Vice President of Employee Investor Relations, with any questions regarding the tender offer. Bob can be reached at rdye@jc.com or 414-224-2725 (1-800- 388-2291 toll free).

Journal Credit Union to Discontinue Stock Loan Program

The Journal Credit Union mailed this past Friday, May 14th, a letter to its stock loan customers advising of its plan to discontinue its stock loan program and of changes in certain of its loan terms, including the interest rate and pay-off deadlines. The company was advised of this decision by the Journal Credit Union around the time the letter was mailed.

While the former JESTA lenders generally agreed to a 24-month transition period, the Journal Credit Union indicated at the time of the initial public offering that it might vary its terms. Each of the lenders makes its own independent lending decisions.

The Journal Credit Union is an independent entity and is not affiliated with Journal Communications.